

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 24, 2015

Robert J. Pera
Chief Executive Officer
Ubiquiti Networks, Inc.
2580 Orchard Parkway
San Jose, CA 95131

> **Re: Ubiquiti Networks, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 21, 2015**
> **File No. 001-35300**

Dear Mr. Pera:

We have reviewed your November 9, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 33

Results of Operations, page 38

1. We note your response to prior comment 1. Please note that MD&A should give investors the opportunity to look through the eyes of management by providing a historical and prospective analysis of the registrant's financial condition and results of operations. The results of operations discussion in MD&A should help investors understand the variables and factors (quantitative and qualitative) that management uses to evaluate the company's performance.

It is apparent from earnings calls that the company's Chief Operating Officer and investors place importance on the volume and price of principal products that you sell in your various markets under the service provider (broadband) and enterprise headings. While line item changes that state the obvious are unnecessary, the MD&A should explain "what happened" by providing an analysis for investors of the underlying changes in material product lines, even if the results of the overall category headings appear stable.

Therefore, if there is a slowing in the volume of principal products sold when compared to a prior period, MD&A should not only identify the weakening in sales volume, but also should analyze the reasons underlying the flagging sales of specific principal products. The analysis should reveal underlying material causes, including for example, if applicable, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share, or a combination of conditions. We refer you to Section III.B of SEC Release No. 33-8350.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications